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18006469

SEC
Mail Processing
Section

MAR 05 2018

Washington DC
408

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38977

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vontobel Securities Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Bleicherweg 21
(No. and Street)

Zurich	Switzerland	8002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hanspeter Schiegg — 01141 44 487 86 41
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young Ltd.
(Name – *if individual, state last, first, middle name*)

Aeschengraben 9	Basel	Switzerland	4051
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hanspeter Schiegg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vontobel Securities Ltd., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Official Certification see reverse side

Official Certification

Seen for authentication of the reverse side signature, affixed in our presence by

Mr. **Hanspeter SCHIEGG**, Swiss citizen of Steckborn TG, in Opfikon, Switzerland, identified by identity card,

who is entered in the Register of Commerce of the Kanton of Zurich as person with the right to sign jointly by two for the

Vontobel Securities Ltd., corporation with registered head office in Zürich.

The inspection of the commercial register has taken place directly before the official certification by internet inquiry.

Zürich, 12th December 2017
BK no. 47642/ems
Fee CHF 30.00


NOTARIAT ZÜRICH (ALTSTADT)
Kt. ZÜRICH

NOTARIAT ZÜRICH (ALTSTADT)

M. Müller-Smit, Notary Public

Report of Independent Registered Public Accounting Firm

with financial statements and supplemental information as of December 31, 2017 of

Vontobel Securities Ltd, Zurich

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basle

Phone +41 58 286 86 86
Fax +41 58 286 86 00
www.ey.com/ch

To the Board of Directors and Shareholders of

Vontobel Securities Ltd, Zurich

Report of the Independent Registered Public Accounting Firm

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Vontobel Securities Ltd (the Company) as of December 31, 2017, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The accompanying information contained in Schedules I (computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission) and II (statement regarding Rule 15c3-3) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

EY
Building a better
working world

Ernst & Young Ltd

Ira S. Fitlin
Licensed audit expert (United States)
(Auditor in charge)

Rafael Bussmann
Licensed audit expert (Switzerland)

We have served as the Company's auditor since 2012.

Basle, Switzerland

February 28, 2018

Enclosures

- Financial statements (statement of financial condition and related statements of operations, comprehensive income, changes in shareholders' equity and cash flows and related notes)
- Schedule I: Computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission
- Schedule II: Statement regarding Rule 15c3-3

STATEMENT OF FINANCIAL CONDITION AT DECEMBER 31, 2017
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	2017 CHF	2017 USD
ASSETS		
Cash and cash equivalents	5'625'733	5'772'943
Prepaid expenses	27'692	28'417
Accounts receivable	15'353	15'754
Total ASSETS	5'668'778	5'817'114
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities		
Accrued expenses	973'433	998'905
VAT tax payables	2'330	2'391
Total LIABILITIES	975'763	1'001'296
Shareholder's equity		
Share capital - 2'000 bearer shares of CHF 1'000 each	2'000'000	2'052'335
issued		
outstanding		
authorised		
Additional paid-in capital	7'000'000	7'183'171
Accumulated loss	(4'306'985)	(4'419'688)
Total SHAREHOLDER'S EQUITY	4'693'015	4'815'818
Total LIABILITIES AND SHAREHOLDER'S EQUITY	5'668'778	5'817'114

The accompanying notes are an integral part of those financial statements.

STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2017
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	2017	2017
	CHF	USD
REVENUES		
Commissions	7'292'990	7'483'828
Trading result, net	(361)	(370)
Other revenue	8'506	8'728
Total REVENUES	7'301'135	7'492'186
EXPENSES		
Employee compensation and benefits	2'811'994	2'885'576
Communications and IT costs	755'944	775'725
Occupancy and equipment costs	144'108	147'879
Interest expenses	41'839	42'934
Data processing costs	2'288'531	2'348'416
Travel and representation expenses	267'577	274'579
Other expenses	788'100	808'722
Total EXPENSES	7'098'093	7'283'831
Profit before taxation	203'042	208'355
Income Taxes	0	0
Net Profit	203'042	208'355
Other Comprehensive Income		
Total Other Comprehensive Income	0	0
Comprehensive Income	**203'042**	**208'355**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	Total	Paid-in Capital	Share Capital 2017	Accumulated Loss
	CHF	CHF	CHF	CHF
Beginning balance January 1, 2017	4'489'973	7'000'000	2'000'000	(4'510'027)
Net profit	203'042			203'042
Ending balance December 31, 2017	4'693'015	7'000'000	2'000'000	(4'306'985)

	Total	Paid-in Capital	Share Capital 2017	Accumulated Loss
	USD	USD	USD	USD
Beginning balance January 1, 2017	4'417'742	6'887'391	1'967'826	(4'437'475)
Impact of exchanges rate movements on opening balances	189'721	295'780	84'509	(190'568)
Net profit	208'355			208'355
Ending balance December 31, 2017	4'815'818	7'183'171	2'052'335	(4'419'688)

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2017
Convenience translation into US dollars (Note 1)

Vontobel Securities Ltd

	2017	2017
	CHF	USD
Cash flows from operating activities		
Net profit	203'042	208'355
Changes in operating assets and liabilities:		
Increase in prepaid expenses	(19'695)	(20'210)
Decrease in account receivable	10'666	10'945
Increase in accrued expenses	196'348	201'486
Decrease in accrued taxes	(2'788)	(2'861)
Net cash provided by operating activities	387'573	397'715
Effect of exchange rate changes on cash	0	221'334
Increase of cash and cash equivalents	387'573	619'049
Cash and cash equivalents at beginning of year	5'238'160	5'153'894
Cash and cash equivalents at end of year	5'625'733	5'772'943
Difference		
Additional cash flow information		
Cash paid during the year for:		
Income taxes	0	0
Interest payments	41'839	42'934

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS

Vontobel Securities Ltd

Note 1 – Summary of significant accounting policies

Nature of business

Vontobel Securities Ltd (the Company) is a wholly-owned subsidiary of Vontobel Holding Ltd (the Holding or the Parent); both are incorporated in Zurich, Switzerland. The Company operates as a registered broker / dealer in the United States and provides, on an agency basis, introducing brokerage services to US institutional investors primarily in European securities. The New York branch of the Company, which was liquidated as of December 2002, has been re-established as of November 16, 2006 in the course of the acquisition of the equity brokerage and corporate finance units of Lombard Odier Darier Hentsch & Cie. by Bank Vontobel Ltd (the Bank). Vontobel Securities Ltd has mainly brokerage and services agreements with the Bank and the Holding whereby the Bank executes transactions and provides related clearing, custodial and administrative services. Bank Vontobel Ltd renders various services including management support & controlling, corporate identity and project tasks. Costs are allocated on the basis of cost center allocation, i.e. according to effective consumption or full time equivalents. Vontobel Securities Limited is a broker / dealer registered with the SEC and the Financial Industry Regulatory Authority (FINRA).

Basis of presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States ("US GAAP"). The Company's functional and reporting currency is that of its parent, Swiss francs. These financial statements are expressed in US dollars for the reader's convenience based on the exchange rate as at December 31, 2017 of CHF 0.97450 per USD 1.00. This convenience translation should not be construed as representation that the Swiss francs amounts could be converted to US dollars at this rate.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The amount of current and deferred taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Cash flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Presented in the statement of cash flows is the effect of exchange rate changes on the (opening) cash balance.

Revenue recognition

Commissions are recorded on a trade date basis.

Recent accounting pronouncements

In May 2014, the FASB issued a new standard related to the "Revenue from Contracts with Customers" which amends the existing accounting standards for revenue recognition. The standard requires entities to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled to in exchange for those goods or services. This standard is applicable for fiscal year beginning after December 15, 2017 and for interim periods within those years and early adoption is not permitted. The Company evaluated the impact of the adaption of this standard on its financial statements and concludes that it has no effect on the Company's financial statement and disclosures.

Note 2 – Taxation

In Switzerland, taxes are assessed on the Company's net equity (capital) and on the Company's income. The income tax rate is graduated in proportion to the ratio of income before taxation to capital. The following taxes (capital taxes) are recognized within other expenses:

	2017	2017
	CHF	USD
Swiss taxes	7'863	8'069
US taxes	55	56
Total	7'918	8'125

Note 3 – expiry date of losses carried forward and net deferred tax assets

Swiss losses carried forward	2017 CHF	2017 USD
Loss fiscal year 2011 (expires 2018)	(1'835'932)	(1'883'973)
Loss fiscal year 2012 (expires 2019)	(2'946'566)	(3'023'670)
Loss fiscal year 2013 (expires 2020)	(422'768)	(433'831)
Loss fiscal year 2016 (expires 2023)	(160'868)	(165'077)
Total Swiss operation losses carried forward	**(5'366'134)**	**(5'506'551)**

US losses carried forward		
Loss fiscal year 2006 (expires 2026)	(65'148)	(66'853)
Loss fiscal year 2007 (expires 2027)	(731'838)	(750'988)
Loss fiscal year 2008 (expires 2028)	(1'012'636)	(1'039'134)
Loss fiscal year 2009 (expires 2029)	(1'087'454)	(1'115'910)
Loss fiscal year 2010 (expires 2030)	(1'545'844)	(1'586'294)
Loss fiscal year 2011 (expires 2031)	(1'903'226)	(1'953'028)
Loss fiscal year 2012 (expires 2032)	(2'282'889)	(2'342'626)
Loss fiscal year 2013 (expires 2033)	(2'081'492)	(2'135'959)
Loss fiscal year 2014 (expires 2034)	(872'028)	(894'847)
Loss fiscal year 2015 (expires 2035)	(1'245'232)	(1'277'816)
Loss fiscal year 2016 (expires 2036)	(1'377'653)	(1'413'702)
Loss fiscal year 2017 (expires 2037)	(1'071'057)	(1'099'084)
Total US operating losses carried forward	**(15'276'497)**	**(15'676'241)**

	2017 CHF	2017 USD
Gross deferred tax assets Swiss	1'142'987	1'172'896
Valuation allowance Swiss	(1'142'987)	(1'172'896)
Gross deferred tax assets US	3'819'124	3'919'060
Valuation allowance US	(3'819'124)	(3'919'060)
Net deferred tax assets	**0**	**0**

The Company recognizes deferred tax assets related to tax losses that can be carried forward to be utilized against profits in future years. Net deferred tax assets after valuation allowance of CHF 0 (USD 0) as of December 31, 2017 are recognized. The full valuation allowance of the Company is the result of its historical cumulative loss position. In general, Swiss tax losses can be carried forward for seven years and US federal tax losses for 20 years.

Note 4 – Commitments

No material lease commitments to third parties exist at December 31, 2017. However, the Company has entered into service level agreements with the Bank, the Holding and Vontobel Asset Management Inc., New York, for transaction and management services (Note 5).

Note 5 – Related party transactions

The Company is involved in significant financing and other transactions, and has significant related party balances with affiliates.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2017.

ASSETS	CHF	USD
Cash and cash equivalents	2'628'415	2'697'193
Prepaid expenses	27'692	28'417
Total assets	2'656'107	2'725'610

LIABILITIES	CHF	USD
Accrued expenses	151'500	155'464
Total liabilities	151'500	155'464

Included in the statement of operations are expenses resulting from various securities transactions and financing activities with certain affiliates, as well as fees for administrative services performed for the Company under the terms of various agreements.

The following table sets forth the Company's related party expenses for the year ended December 31, 2017.

	2017	2017
	CHF	USD
Interest expenses	21'250	21'806
Data processing costs	2'288'321	2'348'200
Occupancy and equipment costs	126'699	130'014
Communications and IT costs	451'140	462'945
Other expenses	435'793	447'197
Employee compensation and benefits	28'050	28'784
	3'351'253	3'438'946

The Company earned CHF 1'078'706 (USD 1'106'933) in commission fees from the Bank for acting as the introducing broker in accordance with their brokerage and service agreement. In addition, the Company earned CHF 7'200 (USD 7'388) in rental income for a parking lot from a member of its key management.

Company cash accounts in the amount of CHF 2'628'415 (USD 2'697'193) are held at the Bank; interest is based on rates paid from the Bank to third-parties for similar accounts. This year's interest income from the Bank amounts to CHF 0 (USD 0).

Note 6 – Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital of the greater of 6.67% of aggregated indebtedness (as defined) or USD 250'000 and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid in the resulting net capital ratio would exceed 10 to 1). At December 31, 2017, the Company had net capital (as defined) of USD 2'212'350 of which USD 1'962'350 was in excess of its required net capital (as defined) of USD 250'000. The Company's net capital ratio (as defined) was 0.45 to 1.

Note 7 – Financial instruments with off balance sheet risks

In the normal course of business, the Company executes, as agent, transactions on behalf of customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter-party, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the fair value of the security is different from the contract amounts of the transaction. The Company does not anticipate non-performance by customers or counterparties in the above situations. However, the Company's policy is to monitor its market exposure and counterparty risk and has not recorded a contingent liability in the financial statements for these indemnifications.

Note 8 – Cash and cash equivalents

As at December 31, 2017 cash and cash equivalents include demand deposits with banks. These are stated at face value.

Note 9 – Accrued expenses

Accrued expenses include compensation and benefits related expenses in the amount of CHF 654'325 (USD 671'447). The remainder includes accruals for audit, consulting and administrative expenses.

Note 10 – Other expenses

Other expenses include administrative and service expenses from affiliates and other business expenses.

Note 11 – Employee Benefits and post-employment benefits

For employees in Switzerland the Company participates in the pension plan of the sister company. The Company accounts for its participation in this single employer plan as a multiemployer plan. In 2017, the Company made the following contributions to the plan:

	2017	2017
	CHF	USD
Contribution	149'839	153'760

Additionally, the Company participates in a defined contribution pension plan for its employees located outside of Switzerland. Contributions are paid by the employer. During the year 2017 the Company made the following contributions to this plan:

	2017	2017
	CHF	USD
Contribution	49'233	50'521

The Company's expense related to the pension plan is included in employee compensation and benefits expense in the accompanying statement of operations.

Note 12 - Subsequent events

No events have occurred since the balance sheet date that affect the relevance of the information provided in the year 2017 financial statements and would therefore need to be disclosed.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2017

Net Capital	USD
Shareholder's equity	4'815'818
Less: non-allowable assets and deductions and charges	
Non-allowable assets	
Cash and cash equivalents	(2'354'171)
Prepaid expenses	(28'417)
Accounts receivable	(15'754)
Net capital before haircuts	2'417'476
Less: haircuts on foreign currency assets	(205'126)
Net capital	2'212'350
Computation of basic net capital requirement	
Aggregate indebtedness	
Accrued expenses	998'905
Liabilities for taxes	2'391
Total aggregate indebtedness	1'001'296
Minimum net capital required (greater of USD 250'000 or 6 2/3% of aggregate indebtedness)	250'000
Excess net capital	1'962'350
Net capital ratio	0.45 to 1

The Company has classified USD 2'354'171 of its cash balance at the Bank as non-allowable, because this cash is not used to settle operational liabilities.

There were no material differences between the above computation of net capital and the computation included in the Company's unaudited Form's X-17A-5 Part II Focus report as of December 31, 2017.

STATEMENT REGARDING Rule 15c3-3
AS OF DECEMBER 31, 2017

The Company is exempt from the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 in accordance with Section (k) (2) (i) of that rule.

Vontobel Securities AG

Roger Studer
Chairman of the Board of Directors ....

Beat Dünki
Chief Executive Officer ....

Hanspeter Schiegg
Chief Financial Officer ....

Report of Independent Registered Public Accounting Firm

as per December 31, 2017

Vontobel Securities Ltd, Zurich

EY
Building a better working world

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 85 85
Fax +41 58 286 86 00
www.ey.com/ch

To the Board of Directors and Management of

Vontobel Securities Ltd, Zurich

Basel, February 28, 2018

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Vontobel Securities Ltd (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young Ltd

Ira S. Fitlin
Licensed audit expert (United States)
(Auditor in charge)

Rafael Bussmann
Licensed audit expert (Switzerland)

Vontobel

Vontobel Securities AG
Gotthardstrasse 43
CH-8022 Zurich
T +41 58 283 71 11
F +41 58 283 76 49
vontobel.com

Contact person

Hanspeter Schiegg
T +41 44 487 86 41
hanspeter.schiegg@vonsec.com

SUBJECT
Vontobel Securities Ltd. - Exemption Report

DATE CREATED
30 January 2018

FROM
Hanspeter Schiegg

TO
Ernst & Young Ltd.

Vontobel Securities Ltd. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, Vontobel Securities Ltd. states the following:

1. Vontobel Securities Ltd. claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3 (k):

   (2) (i) "Special Account for the exclusive benefit of customers" maintained – for the months from January 2017 to December 2017;

2. Vontobel Securities Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception.

We affirm that, to our best knowledge and belief, this Exemption Report is true and correct.

Zurich, January 30, 2018

Beat Dünki
Chief Executive Officer

Hanspeter Schiegg
Chief Financial Officer